P.E. 11/30/01

02012887

FEB 04 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

NDT VENTURES LTD.

(Translation of registrant's name into English)

Suite 860 - 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6

(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

PROCESSED
FEB 11 2002
THOMSON FINANCIAL

Form 20-F ✓ Form 40-F____

[indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes_____ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

- Report for the quarter ended November 30, 2001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDT VENTURES LTD.
(Registrant)

Date January 28, 2002

By ____________________
(Signature)
Alfred C. Kwong, Controller

QUARTERLY AND YEAR END REPORT
BC FORM 51-901
British Columbia Securities Commission

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C. V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
NDT VENTURES LTD.	**November 30, 2001**	02/01/10
Issuer's Address	**Issuer's Fax No.**	**Issuer's Telephone No.**
860 – 625 Howe Street Vancouver, B.C. V6C 2T6	(604) 689-5041	(604) 687-7545
Contact Person	**Contact's Position**	**Contact Telephone No.**
Fred G. Hewett	President	(604) 687-7545
Contact Email Address	**Web Site Address**	
info@northair.com	**www.northair.com/ndt**	

CERTIFICATE

The three schedules required to complete this Report are attached and the Board of Directors has approved the disclosure contained herein. A copy of this Report will be provided to any shareholder who requests it.

Director's Signature	Print Full Name	Date Signed YY/MM/DD
[signature]	Fred G. Hewett	02/01/10
Director's Signature	Print Full Name	Date Signed YY/MM/DD
[signature]	D. Bruce McLeod	02/01/10

NDT VENTURES LTD.
INTERIM CONSOLIDATED BALANCE SHEET
Canadian Funds – Prepared Without Audit

	November 30 2001	November 30 2000	May 31 2001
ASSETS	$	$	$
Current			
Cash and short term deposits	**2,150,819**	3,213,503	2,608,693
Accounts receivable	**11,953**	8,554	11,885
	2,162,772	3,222,057	2,620,578
Resource property costs (Note 4)	697,803	2,122,232	739,779
Investments (Note 2)	141,399	99,898	51,146
Mining Equipment (Note 3)	17,949	25,337	21,115
Incorporation costs	-	3,758	-
	3,019,923	5,473,282	3,432,618
LIABILITIES			
Current			
Accounts payable and accrued liabilities	**7,525**	37,204	89,471
Due to related parties (Note 6)	**14,299**	25,549	18,916
	21,824	62,753	108,387
SHAREHOLDERS' EQUITY			
Share Capital (Note 5)	**23,162,412**	23,162,412	23,162,412
Deficit	**(20,164,313)**	(17,751,883)	(19,838,181)
	2,998,099	5,410,529	3,324,231
	3,019,923	5,473,282	3,432,618

On Behalf of the Board:

Fred G. Hewett
Director

D. Bruce McLeod
Director

See Accompanying Notes to the Interim Financial Statements

NDT VENTURES LTD.

INTERIM CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

Canadian Funds – Prepared Without Audit

	Three months Ended November 30		Six months Ended November 30	
	2001 - $	2000 - $	**2001 -$**	2000 - $
General and Administrative Expenses				
Administration fees	**45,000**	45,000	**90,000**	90,000
Salaries	**18,730**	23,852	**39,393**	37,302
Legal and accounting	**12,346**	12,883	**28,617**	13,233
Regulatory compliance	**7,731**	9,682	**19,569**	9,682
Promotion and travel	**6,906**	5,533	**11,446**	13,351
Investor relations	**3,307**	11,053	**8,056**	24,892
Amortization	**1,583**	2,111	**3,167**	4,037
Office and sundry	**186**	10,816	**2,855**	16,543
Transfer agent fees	**1,480**	2,801	**2,375**	3,643
Listing and filing fees	**551**	3,405	**2,071**	4,155
Foreign exchange loss (gain)	**(301)**	(6,892)	**(759)**	(5,613)
Loss before the Undernoted	**(97,519)**	(120,244)	**(206,790)**	(211,225)
Write off of resource costs	**(56,278)**	(152,934)	**(136,404)**	(355,185)
Write-down of investments	**-**		**(14,553)**	-
Interest income	**6,224**	44,870	**31,615**	96,677
Loss for the period	**(147,573)**	(228,308)	**(326,132)**	(469,733)
Deficit - Beginning of period	**(20,016,740)**	(17,523,575)	**(19,838,181)**	(17,282,150)
DEFICIT - END of the period	**(20,164,313)**	(17,751,883)	**(20,164,313)**	(17,751,883)
EARNINGS (LOSS) PER SHARE				
- Basic	**$(0.01)**	(0.01)	**(0.01)**	$(0.02)

CONSOLIDATED STATEMENT OF CASH FLOW – *Prepared Without Audit*

	Three months Ended November 30		Six months ended Nov. 30	
	2001	2000	**2001**	2000
CASH RESOURCES PROVIDED BY (USED IN)				
Operating activities				
Net income (loss) for the period	**(147,573)**	(228,308)	**(326,132)**	(469,733)
Items not affecting cash				
Resource costs written off	**56,278**	152,934	**136,404**	355,185
Write-down of investments	**-**	-	**14,553**	-
Amortization	**1,583**	2,111	**3,167**	4,037
	(89,712)	(73,263)	**(172,008)**	(110,511)
Changes in non-cash working capital	**(30,331)**	25,174	**(86,631)**	50,764
	(120,043)	(48,089)	**(258,639)**	(59,747)
Investing activities				
Resource property costs	**(94,609)**	(228,875)	**(199,235)**	(753,467)
Capital assets	**-**	(3,691)	**-**	(3,691)
Incorporation of subsidiary	**-**	-	**-**	(3,758)
	(94,609)	(232,566)	**(199,235)**	(760,916)
Net decrease in cash	**(214,652)**	(280,655)	**(457,874)**	(820,663)
Cash position - Beginning	**2,365,471**	3,494,158	**2,608,693**	4,034,166
Cash position - Ending	**2,150,819**	3,213,503	**2,150,819**	3,213,503

See Accompanying Notes to the Interim Financial Statements

NDT VENTURES LTD.

INTERIM CONSOLIDATED SCHEDULE OF RESOURCE PROPERTY COSTS

Canadian Funds – Prepared Without Audit

	Three months Ended November 30		Six months ended Nov. 30	
	2001	2000	**2001**	2000
DIRECT – MINERAL	**$**	$	**$**	$
Deferred Exploration Costs				
Antaña, Peru				
Field geology	-	67,510	6,234	136,503
Supervision	-	24,312	8,079	35,234
Road and drill construction	-	30,266	-	30,266
Assays, travel, general and miscellaneous	-	59,438	-	59,438
Magma, Argentina				
Property maintenance	-	2,004	5,350	2,004
Amarok, Nunavut				
Personnel	**17,195**		**17,195**	
Surveying, sampling and prospecting	**3,314**	-	**15,314**	-
Permits, licenses, fees	**12,918**		**12,918**	
Expediting and general	**3,884**		**3,884**	
South Voisey's Bay, Labrador				
Field and general	**300**	-	**7,450**	-
Coshuros, Peru				
Labour		729	-	7,266
Assays		2,490	-	6,109
Voisey's Bay, Labrador				
Care and maintenance (recoveries)		(125,579)	-	(125,913)
Property evaluation				
S. America, properties not acquired				
Supervision and labour	**37,691**	17,866	**48,148**	36,188
Outside consulting and costs	**4,070**	45,601	**9,152**	87,462
Assays		10,115	-	17,432
Field and general	**3,440**	12,164	**8,947**	25,735
Travel and accommodation	**1,467**	4,946	**3,947**	23,513
Canada, properties not acquired				
Labour	**10,319**	7,326	**42,139**	10,481
Field, travel and general	**10**	148	**5,887**	2,594
Cost for the period	**94,608**	159,336	**194,644**	354,312
Balance - Beginning of period	**600,926**	1,485,786	**681,232**	1,427,483
Transfer of property interest to SBVN	**-**	-	**(104,806)**	-
Write-off of costs	**(56,278)**	(152,934)	**(131,814)**	(289,607)
Balance - Deferred Exploration	**639,256**	1,492,188	**639,256**	1,492,188

See Accompanying Notes to the Interim Financial Statements

NDT VENTURES LTD.
INTERIM CONSOLIDATED SCHEDULE OF RESOURCE PROPERTY COSTS
- Continued -
Canadian Funds – Prepared Without Audit

	Three months Ended November 30		Six months ended Nov. 30	
	2001	2000	**2001**	2000
Deferred Acquisition Costs				
Antaña, Peru				
Finders fees	-	22,941	4,590	22,941
Property payments	-	6,000	-	302,000
Surface rights	-	600	-	30,200
Coshuros, Peru				
Bid deposit	-	-	-	4,016
Cost for the period	-	29,541	**4,590**	359,157
Balance - Beginning of period	**58,547**	600,504	**58,547**	336,466
Write-off of costs	-	-	**(4,590)**	(65,578)
Balance - Deferred Acquisition	**58,547**	630,045	**58,547**	630,045

BALANCE OF RESOURCE PROPERTY COSTS	**November 30, 2001**	November 30 2000
Consists of:		
Deferred Exploration	639,256	1,492,188
Deferred Acquisition	58,547	630,045
	697,803	2,122,232

See Accompanying Notes to the Interim Financial Statements

NDT VENTURES LTD.
Notes to the Interim Consolidated Financial Statements
NOVEMBER 30, 2001

Canadian Fund - Prepared Without Audit

1. **Significant Accounting Policies**

These interim consolidated financial statements should be read in conjunction with the most recent annual financial statements. They follow the same accounting policies and methods of their application as at the most recent annual financial statements.

2. **Investments**

Details are as follows:

	No. Of Shares	Carrying Value November 30, 2001 $	Carrying Value May 31, 2001 $
Public Company Securities [1]:			
Epicentrix Metals Corp.	175,882	**22,865**	33,418
Playfair Mining Ltd.	40,000	**8,000**	10,400
Latitude Minerals Corp.	13,915	**278**	278
Essex Resources Corp.	30,000	**900**	1,800
Oromin Explorations Ltd.	3,000	**4,550**	5,250
		36,593	51,146
Private Company Shares:			
SVBN (Note 4 b))	837,119	**104,806**	-
		141,399	51,146

(1) Represents minimal ownership percentage in each public company.

Investment in marketable securities are recorded at the lower of cost or market and represent less than 20% interest in the respective companies (i.e., no significant influence over these companies).

3. **Capital Assets**

Mining equipment:

	November 30, 2001	May 31, 2001
Cost	**$ 121,514**	$ 121,514
Accumulated Amortization	**103,565**	100,399
	$ 17,949	$ 21,115

4. **Resource Property Costs**

Details are as follows:

	Acquisition Costs	Exploration Costs	November 30,2001	May 31, 2001
Canada				
Voisey's Bay, Labrador				
Takla	$ 48,334	$ 568,808	**$ 617,142**	$ 616,123
Donner	-	-	**-**	97,656
Amarok, Nunavut	-	49,311	**49,311**	-
South America				
Magma, Argentina	10,213	21,137	**31,350**	26,000
	$ 58,547	$ 639,256	**$ 697,803**	$ 739,779

	Acquisition Costs	Exploration Costs	Total November 30,2000	November 30,2001
Canada	$	$	$	
Voisey's Bay, Labrador				
Takla	48,334	566,807	615,141	**617,142**
4014 Newminex	-	45,619	45,619	-
Augusta	175,815	304,266	480,081	-
2405 Newminex	-	29,374	29,374	-
Barry	-	29,008	29,008	-
Donner	-	100,772	100,772	-
Other	-	252	252	
Amarok, Nunavut	-	-	-	**49,311**
South American				
Antaña, Peru	355,141	340,107	695,248	-
Mazo Cruz, Peru	41,538	18,228	59,766	-
Coshuros, Peru	4,016	13,375	17,391	-
Others, Peru	-	26,548	26,548	-
Magma, Argentina	5,201	17,831	23,032	**31,350**
	$ 630,045	$ 1,492,187	2,122,232	**697,803**

a) **Takla Claims**

By agreement dated 24 April 1995, the Company earned a 51% interest from Takla Star Resources Ltd. ("Takla"), in and to the Takla Claims subject to a 1% NSR in favour of Takla, in consideration of 600,000 common shares, $90,000 and $2,500,000 of exploration expenditures. In addition, within 30 days of commencement of commercial production from mines established on the Takla claims, the company will issue 100,000 shares as bonus production shares to Takla for each deposit in respect of which a bankable feasibility study for a mine is received, to a maximum of 300,000 shares.

The Company and Takla formed a joint venture agreement effective 8 November 1996 to further explore and develop the Takla Claims. Each company's interest is subject to dilution if they do not contribute their proportionate share of an exploration program. As at 30 November 2001, Takla's interest in the joint venture is approximately 37%, which shall not be reduced to less than 25%. The company's interest will be relinquished if its interest becomes less than 5%.

b) **South Voisey's Bay**

On April 3, 2001, the Company together with four other companies entered into a shareholder's agreement pursuant to which each party vended their respective interests in mineral claims situated in the South Voisey's Bay (formerly referred to as Donner Claims) area of Labrador for equity shares, valued at $1 per share in a new company, SVB Nickel Ltd. ("SVBN"). Further exploration on these properties may be funded by way of capital contributions from each shareholder. The Company currently holds an aggregate of 837,119 shares of SBVN representing a 6.55% interest. Accordingly, the Company's related mineral costs have been transferred out of Resource Property Costs to Investments on the Balance Sheet as at November 30, 2001 (Note 2).

c) **Amarok, Nunavut**

Effective 1 November, 2001, the Company acquired, subject to regulatory approval, an option to earn an initial 51% in the Amarok gold project situated in Nunavut, Canada. To earn 51% the Company will be required to incur an aggregate of $375,000 of exploration expenditures, issue an aggregate of 500,000 shares, pay $30,000 in cash and deliver a set of bagpipes, by November 1, 2003. The Company may elect to earn a further 49% by completing an additional $750,000 in expenditures and issuing a further 500,000 shares on or before November 1, 2005. If the Company elects not to acquire 100% then the parties will form a joint venture.

5. Share Capital

a) Authorized: 100,000,000 common shares without par value

b) Issued and Fully Paid:

	Shares	Amount
Balance at November 30, 2001 and May 31, 2001	25,626,978	$ 23,162,412

c) The Company issued no securities during the current year-to-date period.

d) There are no escrow or pooling arrangements with respect to the Company's shares.

e) No options were granted during the current period. However, 125,000 stock options expired October 27, 2001 without exercise.

f) Description of options, warrants and convertible securities outstanding:

	Number	Exercise Price ($)	Expiry
Options			
Insiders	225,000	0.38	January 30,2002
Employees	100,000	0.38	February 2, 2002
Insiders	50,000	0.38	February 2, 2002
Inisiders	20,000	0.38	April 2, 2002
Employees	15,000	0.38	April 2, 2002
Insiders	300,000	0.15	April 11, 2004
Employees	230,000	0.15	April 11, 2004
	940,000		

6. **Related Party Transactions**

Pursuant to a Management Service Agreement with International Northair Mines Ltd. ("Northair"), a company with directors and officers in common, Northair provides the Company with furnished office space, fully staffed and supplied in consideration of a fee, fixed annually, and paid monthly. Northair recovers other service costs, like mineral exploration or public relations at specified charge out rates and miscellaneous charges, like postage, are recovered on the basis of actual usage. Investors relations activities are carried out by the in-house staff of Northair and consists of dissemination of information to shareholders and prospective investors through brochures, press releases, quarterly and annual reports. Administrative services fees of $90,000 (2000 - $90,000) were paid to Northair during the current period.

7. **Legal Action**

On September 13, 2001, the Company was assessed a fine of $5,000 by the Province of Newfoundland for a breach of its Historical Resources Act. The Company has paid the fine and the cost has been included in legal and accounting expense.

8. **Segmented Information**

The Company's business consists of mineral exploration and development. Details on geographic segments are as follows

November 30, 2001	Canada	South America	Total
Assets	$ 2,982,080	$ 37,843	$ 3,019,923
Capital Expenditures	$ 104,788	$ 94,447	$ 199,235
Loss for the Period	$ 236,859	$ 89,273	$ 326,132

November 30, 2000		Canada		South America		Total
Assets	$	4,602,103	$	871,179	$	5,473,282
Capital Expenditures (recovery)	$	(42,450)	$	803,366	$	760,916
Loss for the Period	$	285,887	$	183,846	$	469,733

9. **Income Taxes**

The company has approximately $12,350,000 of deferred mineral expenses available that may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

The company has allowable non-capital losses for Canadian income tax purposes of approximately $739,000 that may be utilized to reduce taxes on future income. Unless utilized these losses will expire as follows:

Year	Amount $
2002	114,000
2003	115,000
2004	170,000
2007	170,000
2008	170,000

The potential tax benefits of these resource related expenditures and income tax losses have not been recognized in the accounts of the company.

10. Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current period's presentation.

SCHEDULE B: SUPPLEMENTAL INFORMATION

1. Analysis of Expenses and Deferred Costs

Refer to Schedule A – Interim Consolidated Financial Statements. The Interim Consolidated Statement of Loss and Deficit provides an analysis of general and administrative expenses. The Interim Consolidated Schedule of Resource Property Costs and Note 4 to the Interim Consolidated Financial Statements provide an analysis of deferred costs.

2. Related Party Transactions

Refer to Note 6 in the Financial Statements.

3. Summary of Securities Issued and Options Granted During the Year-to-Date Period

No securities were issued and no options were granted for the year-to-date period.

4. Summary of Securities as at November 30, 2001

See Note 5 of the Interim Consolidated Financial Statements.

5. Directors and Officers as at the Date Hereof

Donald A. McLeod, Chairman & Director; Fred G. Hewett, President, CEO & Director; D. Bruce McLeod, Vice President & Director; James Stewart, Director; Neil Briggs, Director; Donald Moore, Director; Bruce Grant, Director; Thomas H. Burkhart, Vice President, Exploration; Gail M. Sharp, Secretary.

SCHEDULE C: MANAGEMENT DISCUSSIONS AND ANALYSIS

NDT Ventures Ltd., a Northair Group company, is engaged primarily in the acquisition, exploration and development of mineral properties throughout the Americas.

The Company's common shares trade on the Canadian Venture Exchange under the trading symbol **NDE** and on the OTC Bulletin Board (trading symbol: **NDTVF**).

General

During the current six months, the Company continued to review numerous mineral properties in its search for attractive projects for acquisition.

In August, 2001, the Company initiated due diligence on the Amarok Property situated in Nunavut, Canada following an initial sampling program by the property vendors that identified gold values up to 8.79 g/t in an outcropping banded iron formation. Prior to the vendors sampling, there had been no evidence of previous exploration being conducted on the property. Additional work by independent consultants retained by the Company defined gold values in outcrop, sub-crop and frost heave boulders over an area measuring 100 metres by 600 metres. An open 1.5 metre chip/channel sample in this area assayed 9.8 g/t gold, with representative grab samples assaying 4.8 g/t and 2.3 g/t gold. Of the 57 samples taken, 30 reported gold values exceeding 100 ppb with 16 samples assaying in excess of 1 g/ton. Anomalous gold values were also found 1.1 kilometres to the northeast in frost heave banded iron formation boulders along the postulated strike of the formation. Outcrop in the area is limited.

Regional magnetic data over the property has defined a significant northeast trending magnetic high measuring 13 kilometres by up to 3 kilometres with the known gold occurrences lying on its southeastern flank. The magnetic trend is relatively unexplored and considered very permissive for the discovery of additional banded iron formation gold occurrences. Other magnetic features also occur on the property, that warrants further exploration.

The Company plans a program of winter airborne geophysics and additional spring ground sampling to better define the existing target, and to identify further targets. The Company can earn a 100% interest in the property, subject to a royalty, by conducting exploration totaling $1,125,000, issuing 1 million shares, and paying $30,000 in cash over a 4 year period. This agreement is subject to regulatory approval.

In September 2001, SVB Nickel Company Ltd. ("SVBN"), in which the Company holds a 6.55% equity interest, entered an option earn-in agreement with Falconbridge Limited. Falconbridge can earn a 50% interest in the South Voisey's Bay Project area including the claims owned by SVBN in consideration of spending $23 million on exploration over 5 years,

The following discussions and analysis of the results of operations and financial position of the Company should be read in conjunction with its unaudited interim consolidated financial statements for the six months ended November 30, 2001 and the notes thereto.

Results of Operations

During the current 6 months, the Company sustained a loss of $326,132 or $0.01 per share, compared to a loss of $469,733 in the comparative period in fiscal 2000. This decrease in loss was the result of a fewer resource costs written off ($136,404 – 2001; $355,185 - 2000) offset by a write-down of investments ($14,553 – 2001; Nil – 2000) less interest income of $31,615. Interest income is lower ($31,615 – 2001; $96,677 – 2000) due to continuing weak interest rates and reduced cash reserves.

Resource costs written off consisted of $18,904 on the abandoned Antaña project and $117,500 relating to property evaluation costs on properties not acquired. In the comparative 2000 period, resource costs written off consisted of $178,328 from the Lucero/Northair claims and $176,857 on outside property examinations.

General and administrative expenses in 2001 were slightly lower than in 2000 ($206,790 – 2001; $211,225 – 2000). The reader is referred to the Interim Consolidated Statement of Loss and Deficit in Schedule A for a breakdown and comparison of the Company's general and administrative expenses.

Liquidity and Capital Resources:

During the current 6 months, the Company's cash reserves decreased by $457,874 resulting in a balance of $2,150,819 as at November 30, 2001. The Company spent $258,639 on its operating activities (2000- $59,747) and $199,235 (2000 - $753,467) on resource property expenditures ($194,644 for deferred exploration; $4,590 for deferred acquisition). After adjusting for accounts receivable of $11,953 and current liabilities of $21,824, (including $14,299 due to Northair), the Company had net working capital of $2,140,948 as at November 30, 2001 (2000 - $3,159,304).

The Company has exchanged $104,806 of deferred exploration costs relating to the Company's Donner claims into an equity investment in SVB Nickel Company Ltd. The Company currently holds an aggregate of 837,119 shares of SBVN representing a 6.55% interest. As well, the company holds a portfolio of marketable securities at a cost of $36,593. Details of these investments are itemized in Note 2 to the interim consolidated financial statements in Schedule A.

Risk and Uncertainties

The mineral industry is intensely competitive in all its phases. The Company competes with many other companies who have greater financial resources and experience. The market price of precious metals and other minerals is volatile and cannot be controlled. Mineral exploration is a speculative venture. There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body. The recovery of the Company's investment in resource properties and attainment of profitable operations is dependent on the discovery, development and sale of ore reserves, the ultimate outcome of which cannot be determined now because they are contingent on future matters.

The Company has limited financial resources, no source of operating cash flow and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements. If the Company's exploration programs are successful, additional funds will be required for development of one or more projects. Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development of the Company's properties or with the possible loss of such properties.